June 12, 2009

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig Wilson
Jennifer Fugario

Re:	Salary.com, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008
Filed June 13, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009
File No. 001-33312

Ladies and Gentlemen:

This letter is submitted by Salary.com, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Bryce Chicoyne dated May 18, 2009 with respect to (i) the Company’s Form 10-K for the fiscal year ended March 31, 2008 and (ii) the Company’s Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 10

1.	We note the proposed revisions to your revenue recognition policy provided in response to prior comment number 8. The proposed disclosures indicate that multiple element arrangements that include perpetual software licenses are accounted for as a single unit of accounting due to a lack of VSOE. However, the disclosures also appear to indicate that postcontract customer support (“PCS”) is accounted for separately and the license revenue is recognized upon delivery. Please tell us how your policy complies with paragraph 12 of SOP 97-2.

Division of Corporation Finance

Securities and Exchange Commission

June 12, 2009

Response 1:

The Company advises the Staff that for product lines for which it sells perpetual software licenses, the Company has established VSOE on postcontract customer support using the substantive renewal rate method. The Company believes that this approach is consistent with Paragraph 57 of SOP 97-2, which states “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is the renewal rate).” Revenue from sales of postcontract customer support for which the Company has established VSOE is recognized ratably from the delivery date of the license through the contract period. In circumstances in which the Company is not able to establish VSOE on postcontract customer support, the Company follows an approach that is consistent with Paragraph 12 of SOP 97-2, which states that “if the only undelivered element is PCS, the entire fee should be recognized ratably.”

The Company further advises the Staff that, in future filings, it will incorporate the following into its disclosed revenue recognition policy to the extent appropriate.

Sales of perpetual licenses involve the sale of software and consequently fall under the guidance of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP No. 97-2”), for revenue recognition. The Company licenses software under non-cancelable license agreements and provides services including implementation, consulting, training services and postcontract customer support (PCS). On certain arrangements, the Company has established vendor-specific objective evidence (VSOE) for postcontract customer support, using the substantive renewal rate method. For arrangements for which the Company has established VSOE, the Company allocates revenue using VSOE for the PCS and the residual method for the other elements and accounts for other elements as a single unit of accounting. Revenues from this single unit of accounting are recognized when (1) a non-cancelable license agreement has been signed by both parties, (2) the product has been shipped, (3) no significant vendor obligations remain and (4) collection of the related receivable is considered probable. To the extent any one of these four criteria is not satisfied, license revenue is deferred and not recognized in the consolidated statements of income until all such criteria are met. The revenue related to the postcontract customer support for which the Company has established VSOE is recognized ratably from the delivery date of the license through the contract period. If the Company is not able to establish VSOE on postcontract customer support, and postcontract customer support is the only undelivered element, then all revenue from the arrangement is recognized ratably over the contract period.

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Division of Corporation Finance

Securities and Exchange Commission

June 12, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-851-8889.

Sincerely,

/s/ Bryce Chicoyne Bryce Chicoyne
Chief Financial Officer
Salary.com, Inc.

cc:	G. Kent Plunkett, Chief Executive Officer, Salary.com, Inc.

Robert E. Puopolo, Goodwin Procter LLP

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